UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-178948

The Valspar Corporation

(Exact name of registrant as specified in its charter)

c/o The Sherwin-Williams Company

101 West Prospect Avenue

Cleveland, Ohio 44115

(216) 566-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.200% Notes due 2022

(Title of each class of securities covered by this Form)

3.300% Notes due 2025

3.950% Notes due 2026

4.400% Notes due 2045

Common stock, $0.50 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 29.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Valspar Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE VALSPAR CORPORATION

By:	/s/ Allen J. Mistysyn

Name:	Allen J. Mistysyn
Title:	Vice President and Treasurer

Date: June 12, 2017